SEC

18006479

Securities and Exchange
MAR 05 2018
RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Rhino Trading Partners LLC 1350 6th Ave. 2nd Floor
(No. and Street)

NY NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schilling 646-790-8966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia and Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Ave. Ste 200 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Michael Schilling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhino Trading Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

ALAN M. ROSENBERG
Notary Public, State of New York
No. 01RO6133539
Qualified in New York County
Commission Expires Sept. 19, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Rhino Trading Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rhino Trading Partners, LLC (the "Company") as of December 31, 2017, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2018

RHINO TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 306,517
Due from brokers	256,949
Prepaid expenses	22,497
Investment in funds, at fair value (Note 8)	904,688
Fixed assets, at cost (net of accumulated depreciation of $27,393)	-
TOTAL ASSETS	$1,490,651

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Other investments, at fair value (Note 7)	$ 2,251
Accrued expenses and accounts payable	73,010
Total liabilities	75,261
Members' equity:	
Total members' equity	1,415,390
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,490,651

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Rhino Trading Partners, LLC (the "Company"), was formed as Bluestone Trading Partners, LLC on September 7, 2007 in the State of New York, and changed its name on October 4, 2007. The Company registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on May 28, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company will continue indefinitely, unless terminated by Management.

The Company operates as an executing broker and is exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

The Company records transactions in securities and commission revenue and expense on a trade-date basis. The three main revenue streams come from commissions earned through execution business, fees earned through distribution of the firm's products and capital gains earned through its outside investments.

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information becomes available, or when an event occurs that requires an adjustment. The Company is subject to New York City unincorporated business tax, for which a provision is recorded on the Statement of Operations. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2012.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is provided on a straight-line basis using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation expense for 2017 was zero.

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value and establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 2 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $490,456, which was $390,456 in excess of its required net capital of $100,000 and the Company's net capital ratio was 0.15 to 1.

NOTE 3 COMMITMENTS AND CONTINGENCIES

On November 7, 2017 the Company renewed a lease agreement for office space from December 1, 2017 until November 30, 2018 with a monthly rate of $7,670.

As of December 31, 2017, future minimum lease rental payments were as follows:

For the year ending December 31:

2018	$ 84,370
Total	$ 84,370

Rent expense for 2017 aggregated to $103,520 and is included in the Rent and Occupancy expense line item on the Statement of Operations.

For the year ended and as of December 31, 2017, the Company has not recognized any liability in its financial statements for any lawsuit or potential lawsuits.

The Company had no equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2017 or during the year then ended.

NOTE 4 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has not issued any guarantees effective at December 31, 2017 or during the year then ended.

NOTE 5 DUE FROM BROKERS

The amount due from brokers at December 31, 2017 was $256,949. Rhino clears certain of its customer transactions through other brokers on a fully disclosed basis. The amount due from brokers relates to the these transactions.

NOTE 6 CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily included broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 FAIR VALUE MEASUREMENTS

The Company's other investments, at fair value, consists of an equity investment in a start-up company. See Note 1 for a definition and discussion of the Company's policies regarding the fair value hierarchy. The valuation level is not necessarily an indication of risk or liquidity associated with the investment. Transfers between levels are recognized at the end of the reporting period.

The following table presents a reconciliation of the Level 3 investments measured at fair value for the year ended December 31, 2017.

	Investment
Level 3 - Balance December 31, 2016	$ (2,191)
Decrease in value	(60)
Level 3 - Balance December 31, 2017	$ (2,251)

NOTE 8 INVESTMENT IN FUNDS

As of December 31, 2017, the Company was invested in one unrelated funds. The investment objective of the fund is primarily the maximization of appreciation through the investments in equity, debt and related instruments.

Cost is determined based on capital contributions to, and withdrawals from, the funds plus reinvested net income.

The fund charges a management fee of 0.5% for each calendar quarter (2.0% per annum) of the Company's proportionate share of the net asset value of the fund.

The fund permits partial or full withdrawals during the year on a quarterly basis, upon 30 or 45 days prior notice.

The activities of the fund may include the purchase and sale of a variety of derivative financial instruments such as equity options, index options, swap agreements, futures and forward contracts and other similar instruments. These derivatives are used for trading purposes and for managing risk associated with their portfolio of securities and securities sold short. The use of derivative instruments may involve elements of market risk in excess of the amount recognized in the statement of assets and liabilities of the funds. The fund may limit their risk by holding offsetting security or option positions.

The Company, through investment in this fund, is subject to certain inherent risks arising from the funds investing activity of selling securities short and entering into forward contracts. The ultimate cost to acquire these securities or settle these contracts may exceed the liability reflected in the funds financial statements.

The Company values its investment in the fund based on its proportionate share of the net asset value of the fund. The investment in the fund is categorized in Level 2 of the fair value hierarchy as discussed in Note 1.

NOTE 9 SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 27, 2018 which is the date the financial statements were available to be issued.

NOTE 10 CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2017, the Company had $11,666 in excess of the FDIC insured limit.

RHINO TRADING PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

PUBLIC/SHORT REPORT